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                          May 20, 2022

       Tim Rodenberger
       Chief Legal Officer
       Casa Systems Inc
       100 Old River Road
       Andover, Massachusetts 01810

                                                        Re: Casa Systems Inc
                                                            Registration
Statement on Form S-3
                                                            Filed May 17, 2022
                                                            File No. 333-265019

       Dear Mr. Rodenberger:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Gregory
Herbers at 202-551-8028 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing
       cc:                                              John Mutkoski